PRICING TERM SHEET	Issuer Free Writing Prospectus
Dated March 24, 2022	Filed Pursuant to Rule 433
Registration Statement No. 333-232852
Supplementing the Preliminary
Prospectus Supplement
dated March 24, 2022 and the
Prospectus dated July 26, 2019

Blackstone Mortgage Trust, Inc.

$300,000,000

5.50% Convertible Senior Notes due 2027

This pricing term sheet supplements Blackstone Mortgage Trust, Inc.’s preliminary prospectus supplement, dated March 24, 2022 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes (the “Offering”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to “Blackstone Mortgage Trust” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Blackstone Mortgage Trust, Inc. and not its subsidiaries.

Issuer:	Blackstone Mortgage Trust, Inc., a Maryland corporation

Title of Securities:	5.50% Convertible Senior Notes due 2027 (the “Notes”)

Ticker / Exchange for Class A Common Stock:	BXMT / New York Stock Exchange (the “NYSE”)

Securities Offered:	$300,000,000 principal amount of Notes (plus up to an additional $45,000,000 principal amount if the underwriters exercise their option to purchase additional Notes)

Maturity:	March 15, 2027, unless earlier redeemed, repurchased by us or converted

Issue Price:	100%, plus accrued interest, if any, from March 29, 2022

Underwriting Discounts and Commissions:	2.00%

Interest:	5.50% per year. Interest will accrue from the date of issuance (which is scheduled for March 29, 2022)

Interest Payment Dates:	Each March 15 and September 15, beginning on September 15, 2022

Interest Payment Record Dates:	Each March 1 and September 1

NYSE Last Reported Sale Price on March 24, 2022:	$31.54 per share of the Issuer’s class A common stock

Conversion Premium:	Approximately 15% above the NYSE last reported sale price on March 24, 2022.

Initial Conversion Rate:	27.5702 shares of the Issuer’s class A common stock for each $1,000 principal amount of Notes

Initial Conversion Price: Optional Redemption:

Approximately $36.27 per share of the Issuer’s class A common stock

On or after March 20, 2025 and prior to the final conversion period, the Issuer has the right, at its election, to redeem all, or any portion in an authorized denomination, of the Notes, for cash at any time and from time to time, upon giving not less than 30 nor more than 45 scheduled trading days’ notice, if the last reported sale price per share of common stock has been at least 120% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Issuer provides notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption.

The redemption price for any Note called for redemption will be the principal amount of such Note plus accrued and unpaid interest on such Note to, but excluding, the redemption date.

The Issuer will, under certain circumstances, increase the conversion rate in respect of Notes called for redemption and converted in connection with the notice of redemption. See “Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change or a Notice of Redemption” below.

Pricing Date:	March 24, 2022

Trade Date:	March 25, 2022

Expected Settlement Date:	March 29, 2022

Joint Book-Running Managers:	Citigroup Global Markets Inc. BofA Securities, Inc. Barclays Capital Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

CUSIP / ISIN:	09257W AE0 / US09257WAE03

Use of Proceeds:	The Issuer estimates that the net proceeds from the Offering will be approximately $293.5 million (or approximately $337.6 million if the underwriters exercise their option to purchase additional Notes solely to cover over-allotments, if any, in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer. The Issuer intends to use the net proceeds from the Offering for general corporate purposes, which may include the repayment of debt, including a portion of the $402.5 million outstanding aggregate principal amount of the Issuer’s 4.375% Convertible Senior Notes due 2022, and supporting the origination of additional commercial mortgage loans and other target assets and investments.

Adjustment to Shares Delivered Upon Conversion in Connection with a Make-Whole Fundamental Change or Notice of Redemption:	The following table below sets forth the number of additional shares (as defined under “Description of the Notes—Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change and Notice of Redemption” in the Preliminary Prospectus Supplement) to be added to the conversion rate for each stock price and effective date set forth below:

	Stock Price
Effective Date	$31.54	$33.50	$35.00	$36.27	$40.00	$42.50	$43.53	$45.00	$47.50
March 29, 2022	4.1355	2.8988	2.1446	1.6195	0.5733	0.1899	0.0889	0.0060	0.0000
March 15, 2023	4.1355	2.7815	2.0277	1.5081	0.4960	0.1402	0.0512	0.0031	0.0000
March 15, 2024	4.1355	2.7815	2.0277	1.5015	0.4748	0.1402	0.0512	0.0031	0.0000
March 15, 2025	4.1355	2.7815	1.9614	1.4030	0.3838	0.0871	0.0301	0.0016	0.0000
March 15, 2026	4.1355	2.6060	1.7131	1.1329	0.2003	0.0141	0.0002	0.0000	0.0000
March 15, 2027	4.1355	2.2805	1.0011	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the stock price is greater than $47.50 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; or

•

if the stock price is less than $31.54 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased on account of a make-whole fundamental change or notice of redemption to exceed 31.7057 shares of our class A common stock per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

General

This communication is intended for the sole use of the person to whom it is provided by the sender.

Notice to Prospective Investors in Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the notes. We have not been licensed for offering the notes to non-qualified investors by the Swiss Financial Market Supervisory Authority FINMA (the “FINMA”) as a foreign collective investment scheme pursuant to Article 120(1) of the Swiss Collective Investment Schemes Act of June 23, 2006, as amended (the “CISA”) and no representative or paying agent in Switzerland has been appointed pursuant to Article 120(4) of the CISA. Accordingly, the notes may only be offered or advertised, directly or indirectly, in or from Switzerland, and this offering circular and any other marketing or offering documents relating to us may only be distributed in or from Switzerland, within the meaning of the Swiss Financial Services Act (“FinSA”) and the CISA. No application has or will be made to admit the notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the notes constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the notes may be made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to us or the notes has been or will be filed with, or approved by, any Swiss regulatory authority, such as FINMA. Investors in the notes do not benefit from the specific investor protection provided by the CISA and the supervision by the FINMA in connection with the offering of the notes.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The Issuer has filed a registration statement (including a prospectus, dated July 26, 2019) and a Preliminary Prospectus Supplement, dated March 24, 2022, with the Securities and Exchange Commission, or SEC, for the offering of the Notes. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering of the Notes will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by contacting Citigroup Global Markets Inc. at (800) 831-9146; BofA Securities, Inc. at 1-800-294-1322; Barclays Capital Inc. at (888) 603-5847; J.P. Morgan Securities LLC at (866) 803-9204; Morgan Stanley & Co. LLC at (866) 718-1649; and Wells Fargo Securities, LLC at (800) 326-5897.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.